

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2011

Via E-mail
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

> **Re: Itau Unibanco Holding S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 27, 2011**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 13, 2011**
> **File No. 001-15276**

Dear Mr. Setubal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

1.   In future filings please correct the Commission File Number on your '34 Act filings to reflect the correct file number of 001-15276.

Item 3D. Risk Factors, page 14

2.   In future filings please add a risk factor that includes a discussion of the risks associated
        with the fact that only a small percentage of your directors are independent as determined
        pursuant to your corporate governance policy.

Changes in applicable law and regulation may have a material adverse effect on our business.
page 17

3.   We note your statement that the regulatory structure is continuously evolving and you do
        not have control over the identified areas of regulation. In future filings please expand
        the discussion to address the potential effects of proposed regulatory changes and
        changes that have not yet taken effect. For example, discuss the expected effects of Basel
        III and other regulatory changes resulting from the global financial crisis. To the extent
        that the Brazilian government has proposed any changes to address the liquidity
        problems, you should discuss the expected impact if the proposals are implemented.

Item 4B. Business Overview
Consumer Credit, page 39

4.   Please revise your future filings to provide more information regarding your Redecard
        operations. Such disclosures would include the number of customers Redecard has, the
        percent of market share you own in this industry and other pertinent demographic and
        financial disclosures.

Funding, page 49

5.   We note that the percentage of your funding that comes from deposits has steadily
        decreased in the most recent three year period while the percentage of borrowings has
        increased. Please provide us with your analysis of the impact this has had, or may have
        on you future operations. Also please describe any risks that this may have on your
        operations and any changes that you have or will make in order to changes these trends.

Capital Adequacy and Leverage/Regulatory Capital Requirements, page 57

6.   We note your disclosure that Tier 2 Capital, or supplemental capital includes "hidden"
        reserves. Please tell us and expand your disclosures in future filings to clarify the types
        of items characterized as "hidden" reserves and tell us the accounting literature relied
        upon to record the "hidden" reserves.

Basel III Framework, page 58

7.   Please tell us what impacts you anticipate the new Basel III standards will have your
operations.

Loans and Leases, page 88

8.   Please revise future filings to discuss the nature and extent of any loans which are not
disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or
troubled debt restructurings, but where known information about possible credit problems
of borrowers causes management to have serious doubts as to the ability of such
borrowers to comply with the present loan repayment terms and which may result in
disclosure of such loans in the categories above, as required by Item III.C.2 of Industry
Guide 3.

9.   In future filings please provide an expanded discussion of your underwriting and lending
practices and procedures. For example, for each category of loan disclose
documentation, loan-to-value and credit score requirements and disclose whether interest
rates are fixed or variable.

Allowance for Loan and Lease Losses, page 93

10.   We note your disclosure on page 94 where you state that for loans and leases reviewed on
an individual basis and not considered to be impaired, you classify such loans into a
certain rating category based on several qualitative and quantitative factors applied
through internally developed models. You also state that you estimate inherent losses for
each rating category, considering mainly market-wide experience since you have not
experienced corporate loan losses in frequencies that could serve as a statistical pool to
estimate such losses. We also note your disclosure on page 105 where you appear to also
be referring to these same non-impaired loans, and where you state that loans are
classified by ratings based on risk factors and inherent losses for reach rating are
estimated based on your historical experience. Please clarify this apparent inconsistency.
Additionally, to the extent that you are using market-wide data for these pools to estimate
losses, please tell us how you concluded this was appropriate given that the bank was
founded in 1943, and is the largest bank in Brazil, and thus would appear to have
sufficient history to make this estimate.

Item 5. Operating and Financial Review and Prospects, page 101

11.   We note that you have operations in Portugal through your investments in Itaúsa Portugal
Investimentos and Itaúsa Portugal – SGPS, as well as exposure to Spain through your
available for sale investment portfolio. Please tell us, and expand your disclosure in
future filings to more clearly summarize your exposure to the sovereign entities of

Greece, Ireland, Italy, Portugal and Spain (GIIPS), as well as financial institutions and corporations domiciled in those countries. Please respond to the following and expand your disclosures in future filings to address the following:

- Present the gross exposure you have to each of these countries separately broken out between sovereign, corporate institutions, financial institutions, retail, small businesses etc.;

- Separately discuss the different hedges and collateral maintained to arrive at your net exposure to the these countries; and

- Please clarify if you have any credit derivatives purchased or sold related to these countries and if so, please tell us the notional amounts of credit derivatives purchased and sold along with the fair values.

Item 5D. Trend Information, page 132

12.   In future filings please expand this discussion to explain how you expect these factors to affect your future results, liquidity and capital resources.

Item 18. Financial Statements
Note 1 – Description of Business and Basis of Consolidation, page F-10
b) Consolidation, page F-11

13.   We note that despite your less than majority voting interest in Banco Investcred Unibanco S.A. and Ponto Frio Leasing S.A. Arrendamento Mercantil you concluded that such entities should be consolidated as a result of the acquisition of control in Unibanco and Unibanco Holdings. Please explain to us, and disclose in future filings, your basis in U.S. GAAP to support your consolidation treatment for these entities. As part of your response, please clarify whether you believe these entities are variable interest entities, and if so, discuss how you concluded that you were the primary beneficiary of the entities.

i) Loans and leases, page F-18
General, page F-18

14.   You have disclosed on page F-19 that there is separate management responsibility for measuring and monitoring allowance for loan losses for certain portfolio segments: Corporate, Small and Medium Businesses and Foreign Loans Latin America. For each of these segments, we note that you have developed a methodology used to measure such allowance. Please expand your disclosure to discuss the methodology used by management to separately measure and monitor the allowance for loans loss for each of

these segments. Such methodology should also include the significant factors, by portfolio segment, used to estimate the probability of default and loss given by default.

k) Allowance for loan lease losses, page F-20

15.   We note on page F-20 that all loans in your corporate segment are individually reviewed for impairment. However, on page 93 your disclosure indicates that only large corporate non-homogenous loans are individually reviewed for impairment. Please tell us and clarify in future filings which loans are individually assessed for impairment. To the extent that a dollar threshold is used before your corporate loans are individually assessed for impairment, please state that fact.

16.   We note your disclosure on page F-20 where you discuss the changes made to estimate your allowance for loan and lease losses for loans reviewed on a portfolio basis. You stated that previously you used a methodology based on transition matrices and in connection with the requirements to measure credit risk under Basel II, you began to develop models with stronger statistical basis and that captured a significantly higher quantity of indicators in order to estimate probabilities of default. Please tell us whether the model currently used was required to be approved by your banking regulators. Additionally, please tell us the types of validation procedures performed before switching to your new methodology. Finally, we note that your allowance for loan losses increased from December 31, 2010 to June 30, 2011 under both IFRS and Brazilian GAAP based on review of your Form 6-K filed on August 9, 2011. Please tell us whether your allowance also increased under U.S. GAAP as of June 30, 2011 to the extent known. As part of your response, please tell us whether you know if your allowance for loan losses under IFRS is consistent with the allowance for loan losses that would be recorded under U.S. GAAP or whether the allowance methodology is the same.

o) Goodwill and other intangible assets, page F-22

17.   We note that you had no indicators of goodwill impairment that would have suggested another calculation be performed between July and December 2010, except with respect to goodwill of the reporting unit Redecard for which an impairment test was performed on December 31, 2010 and no impairment was identified.   Please tell us, and disclose in future filings, the events and circumstances that warranted an impairment test of this reporting unit during the interim period. In addition, please revise future filings to discuss how you determine the fair value of your reporting units when determining impairment and disclose the extent to which the fair value of the reporting units exceeded the carrying value.

Note 9 – Loans and Leases, page F-39
a) Impaired loans and leases, page F-39

18.   Please expand your tabular presentation of the bottom of page F-39 to include the amount of the recorded investment for which there is no related allowance for credit losses as required by ASC 310-10-50-15(a)(3)(ii).

c) Credit quality indicators, page F-40

19.   Please tell us and clarify in future filings how you use the credit quality indicator, ratio of non-performing loans to total loans, in monitoring credit quality. Specifically, please tell us whether the credit quality indicator is simply whether the loan is performing versus non-performing, or whether the ratio is somehow considered further in the analysis.

Note 14 – Other Assets, page F-50

20.   We note that you have reflected various escrow deposits totaling R$11,084 within other assets, including escrow amounts for contingent liabilities classified as probable. Please tell us in more detail how you concluded that each of the escrow balances recorded at December 31, 2010 represents an asset that is recoverable.

Note 28 – Fair Value Measurements and Additional Disclosures on Fair Value Hierarchy, page F-77
Securities, page F-78

21.   We note that where pricing information is not available for securities classified as level 2, you may use a pricing service and broker to value such securities. Please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 29 – Derivative Financial Instruments and Financial Instruments Related to Credit, page F-81

22.   We note your disclosure on page F-82 that you have R$6.7 billion of derivatives in a liability position as of December 31, 2010. Please clarify whether any of your derivative contracts have credit-risk related contingent features that could be triggered for any derivative instruments that are in a net liability position at December 31, 2010. If so, please disclose the aggregate fair value of additional assets that would be required to be posted as collateral if the credit-risk contingent features were triggered at the end of the reporting period, in accordance with ASC 815-10-50-4H.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Roberto Egydio Setubal
Itau Unibanco Holding S.A.
August 16, 2011
Page 8

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Hunsaker, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director